

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2013

Via E-mail
Mr. Art Agolli
Chief Executive Officer
Petrosonic Energy, Inc.
914 Westwood Boulevard, No. 545
Los Angeles, CA 90024

> **Re:** **Petrosonic Energy, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 24, 2013**
> **File No. 333-186580**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended**
> **December 31, 2012**
> **Filed July 12, 2013**
> **File No. 000-53881**
> **Amendment No. 1 to Form 10-Q for Quarterly Period Ended**
> **March 31, 2013**
> **Filed July 12, 2013**
> **File No. 000-53881**

Dear Mr. Agolli:

We have reviewed your amended filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

With respect to the comments relating to your Exchange Act filings, please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

General

1. We note your June 10, 2013 press release, "Petrosonic Energy, Inc. Announces Completion of Emulsification Plant and Start of Revenue Generation," on your website. It appears that you have completed the installation of your emulsification plant and have begun revenue generation with that plant. Please clarify the current processing capacity of the emulsification plant. Please also revise your disclosure throughout your prospectus to clarify that the company is still in the construction phase of creating a heavy oil de-asphalting and processing facility using sonic energy with the cost to complete construction being approximately $1.7 million. We may have further comment.

2. Please revise your registration statement to insert your financial statements after the section "Where You Can Find More Information" and prior to Part II of the registration statement.

3. We note that the company announced on July 15, 2013 it entered into a new Memorandum of Understanding Agreement with East West Partners LLC for its Sonoprocess. Please revise to describe the material terms of this agreement. Also file the agreement as an exhibit to the Form S-1 or advise us why you are not required to file the agreement as an exhibit to your registration statement.

4. Please revise your disclosure throughout the prospectus to clarify the status of the company's current operations and the status of the sonic reactor.

5. Please confirm that you have included all graphics, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review.

6. We note that Tobin Smith with ChangeWave, Inc., dba NBT Communications, disseminated a newsletter regarding the company's prospects in the energy and oil fields. We also note the disclosure in the newsletter concerning forward looking statements that "Petrosonic Energy Inc. notes that statements contained herein that look forward in time, which include everything other than historical information, involve risks and uncertainties that may affect the Company's actual results of operations …." Please advise us whether the company, or any of its affiliates, contributed information to, or assisted in the production of, or had any participation in, or financed the newsletter in anyway. Specifically address whether the company compensated ChangeWave, Inc., Beaumont Media LLC or Belmont Group Ltd. for disseminating the newsletter. We may have further comment.

7. We note your response to our comment 16 in our letter dated June 13, 2013 that the Master Toll Services Agreement is an agreement made in the ordinary course of your business. We note that the company to date has only entered into Master Toll Services

Agreement with IDK Petrol Albania Sila. It appears to us that your business operations and revenues are substantially dependent upon the Master Toll Services Agreement with IDK Petrol Albania Sila. See Item 601(b)(10)(ii)(B). Please file the Master Toll Services Agreement with IDK Petrol Albania Sila as an exhibit to the registration statement.

Prospectus Summary, page 1

8. We note your revised disclosure in response to comment 3 of our letter dated March 9, 2013. Please expand your disclosure in this section to more specifically address when you anticipate engaging in revenue generating activities. In this regard, we note that you believe you expect construction of your Albania facility to be complete and for operations to begin "during the 2013 year."

9. We note your revised disclosure on page 20 in response to comment 4 of our letter dated March 9, 2013 and we reissue the comment. Please provide a summary of such disclosure under this heading. In particular, address the ownership and relationships between Petrosonic Energy, Inc., Sonoro Energy Ltd., Petrosonic Albania Sha., and Albnafta, Ltd. and the acquisition of assets from Sonoro Energy Ltd. on July 27, 2012. In addition, briefly address any licensing agreements between the companies and clarify any other important relationships between these companies. Clarify the ownership of Petrosonic Albania Sha.

The Offering, page 2

10. We note your revision in this section indicating that the amount of the company's outstanding common stock increased from 65,329,000 shares to 79,540,855 shares as of July 15, 2013. Please advise us of the stock issuances that resulted in the increase of outstanding shares and the exemptions claimed for those issuances.

Risk Factors, page 3

11. We note your disclosure in the risk factor "Because we are a small, unproven company, stockholders may find it difficult to sell their common stock in the public markets." We also note that the Alberta Securities Commission has issued a cease trade order for trading in or the purchase of the company's securities. Please revise this risk factor to address the impact on the company's liquidity from the cease trade order and also address this disclosure in your Market for Common Equity and Related Stockholder Matters section on page 11.

Shares That May Be Sold In The Future, page 12

12. Please revise to identify which consultant will receive $2,500 in value of shares of common stock on a monthly basis.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13</u>

<u>Overview, page 13</u>

13. Please revise to identify each consultant noted on page 14 where all of the firms will receive a total of 1,270,000 shares of common stock. Identify the firm that will provide strategic investor relations services, the firm that provides legal services, and the firm that will provide financial and investor relations services.

14. Please revise to include the material terms of the agreement with Quadrise Canada Corporation regarding acquiring the emulsion technology.

15. Revise to indicate the amount of the placement agent fee and warrants in the January 16, 2013 private placement.

16. We note your revised disclosure in response to comment 25 of our letter dated March 9, 2013. Please advise why you have deleted your disclosure regarding the two-year warrants for 275,000 shares of common stock at $0.50 per share. We may have further comment.

<u>Results of Activities, page 16</u>

17. We note that you present the results of operations for the years ended December 31, 2012 and December 31, 2011 on page 19 after your Critical Accounting Estimates discussion on page 18. Please consider moving the results of operations for the years ended December 31, 2012 and December 31, 20133 to the section immediately following the results of operations for the Three Months Ended March 31, 2013 and March 31, 2012 on page 16.

18. We note you indicate that the general and administrative expenses for the quarter ended March 31, 2013 were $349,698 which included expenses for legal, accounting, investor relations and other administrative cost incurred with developing and implementing your operating plan. We also note that the operating expenses were $251,547 for the year ended December 31, 2012 resulting from increases in legal, accounting, investor relations and other administrative costs. Please revise to provide a more detailed discussion of the significant components of the general and administrative expenses, if applicable, and also quantifying those noted components.

<u>Liquidity and Capital Resources, page 17</u>

19. Please revise to indicate whether you have any current sources of financing or if you have any agreements for any future financing.

20. Please address your need for additional funding for the $1.7 million needed to complete the construction of the heavy oil de-asphalting facility in Albania.

21. Please consider combining the liquidity discussions regarding the company's cash flows on page 17 for the three months ended March 31, 2013 with the discussion on page 19 for the year ended December 31, 2012.

Our Business, page 20

22. We note your revised disclosure in response to comment 19 of our letter dated March 9, 2013 and we reissue the comment. Specifically we note the only description of the purchase agreement with Sonoro is that it "contained customary representations, warranties, and conditions to closing." Please revise your document to address, in an appropriate location, the material terms of the transaction with Sonoro Energy Ltd. including the asset purchase from Sonoro Energy Ltd.

Sonication Operation Plans and Business Focus, page 21

23. We note your revised disclosure in response to comment 21 of our letter dated March 9, 2013 and we reissue the comment. Please discuss the milestones and the time frame for each milestone in your plan of operations up to the point where you anticipate generating revenues. Also, disclose the anticipated costs of achieving such milestone. In this regard, we note certain added disclosure such as "we plan to have our first 1,000 bopd stand-alone sonication facility in Albania operational in the third quarter of 2013." Consider presenting such information in columnar format for ease of understanding.

The Industry, page 22

24. Please revise to provide the basis for your statements under the *Global Need, Supply and Production* heading. In this regard, we note your World Energy Council reference but that source does not appear to provide support for all statements in the first paragraph.

Oil Sands Production in Canada, page 25

25. We note your revised disclosure in response to comment 36 of our letter dated March 9, 2013. Specifically, we note your statement that you believe you would "be able to separate the oil from the waste and sell the heavy crude oil into the market." Please advise us of the basis for this statement.

Properties, page 32

26. We note your response to comment 42 of our letter dated March 9, 2013 and we partially reissue the comment. Please revise your disclosure in this section to discuss the

suitability, adequacy, productive capacity and extent of utilization of your facilities. Please see instruction 1 to Item 102 of Regulation S-K.

27. We note your revised disclosure in response to comment 43 of our letter dated March 9, 2013. Specifically, we note your removal of your head office disclosure.   Please revise to provide Regulation S-K Item 102 disclosure for your head office. In this regard, we note a Los Angeles, California address on your coversheet.

Business Experience, page 33

28. We note your revised disclosure in response to comment 45 of our letter dated March 9, 2013 and we reissue the comment as it remains unclear what Mr. Agolli did professionally from August 2008 until February 2009. In addition, please clarify the "key role" Mr. Agolli played in BNK Petroleum.

29. We note your revised disclosure in response to comment 46 of our letter dated March 9, 2013 and we reissue the comment. Please indicate if Mr. Agolli has any equity ownership interest in Sonoro Energy, Ltd and the amount of his equity ownership.   Also clarify when Mr. Agolli has provided consulting services to Sonoro Energy Ltd. along with the type of consulting services provided.

Executive Compensation, page 34

30. Please revise your executive compensation table to reflect the compensation paid to Art Agolli for the year ended December 31, 2012.

Certain Relationships and Related Transactions and Director Independence, page 35

31. We note your revised disclosure in response to comment 43 of our letter dated March 9, 2013 and we partially reissue the comment.   Please revise to address your Calgary, Alberta, Canada office space arrangement with your director or advise.

Financial Statements

Financial Statement Presentation

32. We note in your response to our prior comment 10 you indicate that re-dating or dual dating the audit opinion is not necessary because there was no new audit evidence or conclusions obtained by your auditors in making the revisions. The restatement affected the Consolidated Statement of Stockholder's Equity which is required to be audited and the auditor must be associated with all changes. As such, we continue to believe your auditor is required to either re-date or dual date the opinion.

33. Please also clearly indicate your financial statements have been restated by labeling the appropriate financial statements as "Restated."

Exhibits

34. We note your response to and revision in response to comment 69 of our letter dated March 9, 2013. Please file the executed version of the Consulting Agreement with StoryCorp Consulting and file the Consulting Agreement with Ormont Investor Relations and Strategic Communications, LLC in its entirety. In addition, please reconcile the exhibit numbers in the exhibit index with those assigned to the exhibits in Edgar. For instance, the Memorandum of Understanding with Quadrise Canada is filed as Exhibit 10.17 but is listed as Exhibit 10.16 in the index.

35. We note your response to comment 70 of our letter dated March 9, 2013. It appears that you have filed Exhibit 10.8 with your Fiscal Year Ended December 31, 2012 Form 10-K. Please revise your exhibit index to provide the appropriate incorporation by reference information.

36. Your Consulting Agreement with Ormont Investor Relations and Strategic Communications, LLC appears to be missing exhibits, schedules and/or attachments. Please file the exhibit in its entirety with your next revision.

37. Please file the executed version of your Consulting Agreement with StoryCorp Consulting with your next revision.

Form 10-K for the Fiscal Year Ended 2012

38. Please revise the Form 10-K for the preceding comments, as applicable.

39. We note your response to comment 2 of our letter dated June 13, 2013. We are unable to locate the information you say is included with the letter. Please supplementally provide us with this information, highlighting the portions that are included in your revised prospectus. We may have further comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jamie Kessel at (202) 551-3727 or Tia Jenkins, Senior Assistant Chief Accountant, at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6027 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director